[LETTERHEAD OF SHEARMAN & STERLING LLP]


                                                                  March 10, 2006

VIA EDGAR AND FACSIMILE (202) 772-9209
--------------------------------------

Josh Forgione
Staff Accountant
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549-4561


                              Vertrue Incorporated
                Form 10-K for the Fiscal Year Ended June 30, 2005
                            Filed September 13, 2005
                               File No. 000-21527
                               ------------------


Dear Mr. Forgione:

On behalf of our client, Vertrue Incorporated (the "Company"), set forth below is the Company's response to the comments of the staff (the "Staff") of the Securities and Exchange Commission (the "Commission") dated February 24, 2006, concerning the Company's Form 10-K for the fiscal year ended June 30, 2005 (the "Form 10-K"). The responses set forth below have been organized in the same manner in which the Staff's comments were organized.

The Company acknowledges that it is responsible for the adequacy and accuracy of the disclosure in the filings. The Company also acknowledges that the Staff's comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any actions with respect to the filings and the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

                Form 10-K for the Fiscal Year Ended June 30, 2005
                -------------------------------------------------

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 12

Comment No. 1. We note your discussion and use of the non-GAAP performance measure Adjusted EBITDA here and your reconciliation on pages 20-21. Since this measure excludes the impact of changes in deferred revenue and marketing costs, which we understand are also excluded from your non-GAAP liquidity measures of `revenues before deferral' and `marketing costs before deferral', please explain to us and revise your disclosure to clarify how management uses this measure to evaluate its performance and why such a measure is useful to investors. Please also expand to include the disclosures referred to in Question 8 of the SEC's Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures.

     Response: The Company respectfully notes that the disclosure set forth on page 20 of the Company's Form 10-K contains a definition of the term "Adjusted EBITDA" as well as a description of why it is useful to investors and used by management as its primary measure of performance. The Company has considered the Staff's comments and an expanded explanation of its use of Adjusted EBITDA is set forth below. In addition, in response to the Staff's comments, the Company will expand its existing disclosures in future filings as described below.

     The Company believes that Adjusted EBITDA is the most important measure of the overall performance of the Company, as it is the most significant driver of cash flow from operations before interest and taxes. For that reason, it is the primary measure used by management to determine return on investment when allocating resources and assessing the performance of each of the Company's business segments. It is also one of the measures used to determine compensation under the Company's management incentive plans.

     Adjusted EBITDA is calculated as EBITDA (net income excluding interest and other income, taxes, depreciation and amortization) before the deferral of revenues and the deferral of marketing costs. Revenues before deferral represent the actual billings during the current period less a reserve for cancellations. Given the manner in which the Company bills its customers (primarily credit card charges), these billings convert to cash receipts almost immediately upon billing and, as such, provide management with important information about current period cash inflows from its revenue streams. Similarly, marketing costs before deferral represent marketing costs that have been paid or will be paid resulting from its current period marketing efforts which are incurred to generate the cash inflows from its revenue streams. The net of these two measures less operating and general and administrative expenses, excluding depreciation and amortization, provides a measure of the current period cash operating results. This metric allows management to determine the current state of the Company's operating cash generating activities as well as the effectiveness of its current period marketing efforts. The Company believes that the presentation of Adjusted EBITDA also provides investors with information about the operating liquidity results of the Company and allows financial statement users access to the same operating liquidity information used by management to make key operating decisions.

     As noted above, in future filings, the Company will expand its existing disclosures in Management's Discussion and Analysis with respect to management's use of Adjusted EBITDA and its rationale as to why the presentation of this measure provides useful information to investors in understanding current trends in the Company's operating performance. The Company intends to include the following expanded disclosure in its March 31, 2006 Quarterly Report on Form 10-Q:

          Adjusted EBITDA is calculated as EBITDA (net income excluding interest and other income, taxes, depreciation and amortization) before the deferral of revenues and the deferral of marketing costs. Adjusted EBITDA is the primary measure used by the Company's management to evaluate the overall performance of its business and to measure that performance compared with internal budgets. Additionally, Adjusted EBITDA is the primary measure used by management to allocate capital and other resources to its operating segments and assess the operating performance of those segments (See Note 13 to the condensed consolidated financial statements in this Quarterly Report on Form 10-Q). Adjusted EBITDA is also one of the measures used to determine compensation under the Company's management incentive plans.

          Adjusted EBITDA is useful to management and investors because it provides insight into the current period cash operating results. Adjusted EBITDA is reconciled to net cash provided by operating activities because the Company believes that it is the most directly comparable GAAP liquidity measure. Adjusted EBITDA is also used by the Company's management as the primary performance measure of the business both on an overall company basis as well as for its operating segments. Adjusted EBITDA is reconciled to net income because the Company believes it is the most directly comparable GAAP performance measure.

          The usefulness of Adjusted EBITDA is limited as compared to net cash provided by operating activities or net income in that Adjusted EBITDA does not reflect the periodic amortization of certain capitalized tangible and intangible assets used in generating revenues in the Company's businesses, it does not reflect net income earned for GAAP reporting purposes and it excludes the effects of interest and taxes.

          Adjusted EBITDA should not be considered a substitute for or superior to, operating income, net income, net cash from operating activities or other measures of financial performance and liquidity determined in accordance with generally accepted accounting principles.

Comment No. 2. If, in response  to our comment  above,  you are  providing  this discussion as an extension of the segment information determined in conformity with SFAS 131, please revise your MD&A in future filings to either (1) present the SFAS 131-required information in MD&A or (2) include a cross reference in the MD&A to the SFAS 131-required information in the footnote to the financial statements. We also note that your discussion and presentation of the consolidated segment measure of Adjusted EBITDA is a non-GAAP financial measure since this measure has no authoritative meaning outside of the SFAS 131-required reconciliation. As such, if you plan to retain your discussion of consolidated adjusted EBITDA please clarify and expand your disclosure in future filings to disclose how management uses this measure to evaluate its performance on a consolidated basis, why such a measure is useful to investors and expand to include the disclosures referred to in Question 8 of the SEC's Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures. You may refer to Questions 16-21 of the SEC's Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures as it relates to the presentation of segment information.

     Response: In future filings, the Company will include a cross-reference in MD&A to the SFAS 131 segment footnote to its financial statements. In addition, the Company will clarify and expand its existing disclosures in future filings to disclose how management uses Adjusted EBITDA to evaluate the Company's performance on a consolidated basis and why Adjusted EBITDA is useful to investors. The expanded disclosure the Company intends to include in future filings is set forth in the response to Comment No. 1 above.

Financial Statements and Notes
------------------------------

Note 9, Business Combinations, page F-15
----------------------------------------

Comment No. 3. We note that you acquired certain assets from MCM and Bargain during the year ended June 30, 2005. We note that the majority, if not all of the purchase price was assigned to intangible assets and goodwill. Please advise us of and revise your disclosure in future filings to explain what assets were acquired in connection with these acquisitions. In addition, please tell us how you considered the guidance in EITF 98-3 and how the characteristics of these acquisitions meet the definition of a business.

     Response: The Company respectfully notes that a description of the assets acquired in connection with the acquisitions of MCM and Bargain is presented in the tables in Note 9 to its financial statements (see page F-15 of its Form 10-K) and more detailed descriptions about significant identifiable intangible assets are disclosed in Notes 4 and 9 to its financial statements (see pages F-12 and F-15, respectively, of its Form 10-K). As disclosed in those Notes, the significant assets that were acquired in connection with the MCM and Bargain acquisitions included components of working capital (e.g., cash, accounts receivable, prepaid expenses), trade names, membership base, client relationships and fixed assets (primarily technology-based). The net assets acquired in the MCM and Bargain acquisitions represented all of the components of fully operating and profitable businesses.

     The Company respectfully advises the Staff that it considered the guidance in "EITF No. 98-3, "Determining Whether a Non-Monetary Transaction Involves Receipt of Productive Assets or of a Business" in determining that MCM and Bargain represented businesses.

     As the Staff is aware, EITF 98-3 defines a "business" as consisting of (1) inputs, (2) processes applied to those inputs, and (3) resulting outputs that are used to generate revenues. Inputs include long-lived assets, including intangible assets, or rights to the use of long-lived assets, intellectual property, the ability to obtain access to necessary materials or rights and employees. Processes include the existence of systems, standards, protocols, conventions, and rules that act to define the processes necessary for normal, self-sustaining operations, such as strategic management processes, operational processes, and resource management processes. Outputs include the ability to obtain access to the customers that purchase the outputs of the transferred set.

     MCM provides management services to healthcare professionals throughout the United States. Bargain provides subscription-based consumer pricing services for homes and vehicles. When MCM and Bargain were acquired, each of these companies contained all of the components of a business (inputs, processes and outputs) and were fully operating and profitable companies. Specifically, in the case of MCM, the primary inputs included relationships with healthcare professionals, marketing and operating employees, trade names and certain technology-related fixed assets. The primary processes and the resulting outputs included the underlying systems, marketing and operating processes that enable MCM to provide management services to healthcare professionals. With respect to Bargain, the primary inputs included trade names, system technologies, employees and the ability of the employees to obtain the underlying consumer pricing information for homes and vehicles. The primary processes and the resulting outputs consisted of the systems, marketing and operating processes that enable Bargain to deliver the home and vehicle pricing information to its subscribers for a fee.

     In addition, the Company respectfully notes, as described above and as evidenced by its descriptions of assets acquired in Notes 4 and 9 to its financial statements (see pages F-12 and F-15, respectively, of its Form 10-K), that the fair values of the acquired activities and assets in both the MCM and Bargain acquisitions were not represented by any single tangible or identifiable intangible asset.

Comment No. 4. Notwithstanding our above comment, please further explain to us what gave rise to the initial recognition of goodwill. In this regard, please explain how you allocated the purchase price to the assets acquired and liabilities assumed and to what you attribute the significance of the residual value. Also, in future filings revise to include the disclosure required by paragraph 51b of SFAS 141. You may refer to paragraphs 35 - 39 of SFAS 141 and B102 - B106.

     Response: In accordance with SFAS 141, "Business Combinations" ("SFAS 141"), in connection with the acquisitions of MCM and Bargain, the Company allocated the costs to acquire these companies to the assets acquired and liabilities assumed based on their estimated fair values on the dates of acquisition. The Company used an outside valuation firm to assist in the valuation of certain net assets acquired. The more significant identifiable net assets of Bargain that were recorded at fair value as of the acquisition date were trade names, membership base, fixed assets and working capital. The more significant identifiable net assets of MCM that were recorded at fair value as of the acquisition date were client relationships, trade names, fixed assets and working capital. The recognition of goodwill arose from the excess of the costs of the acquisitions over the fair values of the acquired identifiable net assets.

     The Company attributes the residual amount recognized as goodwill in connection with the acquisitions of MCM and Bargain to the following:

     - Long-term growth and expansion of these relatively new businesses that are expected to be achieved;

     - Efficiencies gained within the acquired companies from the expertise of the Company;

     -    Certain  cross-selling   opportunities  with  the  Company's  existing
          marketing-related businesses; and

     - Amounts paid for each company's skilled employee base (marketing, customer relations and vendor relations employees) that are precluded from being recognized under SFAS 141.

     The Company respectfully notes that it disclosed the primary reasons for acquiring MCM and Bargain in Note 9 to its financial statements (see page F-15 of its Form 10-K). In future filings, in response to the Staff's request, the Company will enhance existing disclosure by listing the factors that contributed to a purchase price that resulted in the recognition of goodwill, as described above. * * *

     If you have any questions with regard to these responses, or if you require additional information, please feel free to contact me at (212) 848-7325.



                                                            Sincerely,

                                                            /S/ STEPHEN T. GIOVE



                                                            Stephen T. Giove



cc: James Duffy, Chief Financial Officer and Senior Vice President, Vertrue Incorporated Gary Johnson, President and Chief Executive Officer, Vertrue Incorporated Robert Conklin, PricewaterhouseCoopers LLP